Foster Wheeler Ltd.
                           Perryville Corporate Park
                             Clinton, NJ 08809-4000


                                                  June 27, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Cecilia D. Blye, Chief

Dear Ms. Blye:

         I refer to your letter (the "Letter"), dated June 14, 2006 and, on behalf of Foster Wheeler Ltd. ("Foster Wheeler"), am providing the supplemental information requested in your Letter. I understand that the Letter follows a review by the staff of the Division of Corporation Finance (the "Staff") of Foster Wheeler's Annual Report on Form 10-K for the year ended December 30, 2005 (the "Annual Report"). For your convenience, this letter sets forth in italics each of the Staff's comments before the responses thereto.

         1. WE NOTE THAT IN EXHIBIT 21 TO YOUR 10-K FOR THE FISCAL YEAR ENDED DECEMBER 30, 2005, YOUR LIST OF "SIGNIFICANT, WHOLLY OWNED SUBSIDIARIES" INCLUDES FOSTER WHEELER ADIBI ENGINEERING IN IRAN. WE ALSO NOTE A NEWS REPORT THAT CITES INFORMATION THAT YOUR U.K. SUBSIDIARY, FOSTER WHEELER ENERGY LIMITED, IS INVOLVED IN A NUMBER OF PROJECTS IN IRAN, AND STATES THAT THE NEW YORK CITY COMPTROLLER ANNOUNCED IN DECEMBER 2005 THAT THE NEW YORK CITY PENSION FUNDS WITHDREW A SHAREHOLDER RESOLUTION FILED WITH YOU ASKING FOR A REPORT ON YOUR TIES TO IRAN, AFTER YOU AGREED TO SEVER CONNECTIONS WITH IRAN. IN LIGHT OF THE FACT THAT IRAN HAS BEEN IDENTIFIED BY THE U.S. STATE DEPARTMENT AS A STATE SPONSOR OF TERRORISM, AND IS SUBJECT TO U.S. ECONOMIC SANCTIONS, PLEASE DESCRIBE FOR US THE EXTENT AND NATURE OF YOUR PAST, CURRENT, AND ANTICIPATED CONTACTS WITH IRAN, WHETHER THROUGH SUBSIDIARIES OR OTHER AFFILIATED ENTITIES, JOINT VENTURES, OR OTHER DIRECT OR INDIRECT ARRANGEMENTS. ADVISE US WHETHER ANY PRODUCTS OR SERVICES YOU HAVE PROVIDED DIRECTLY OR INDIRECTLY TO IRAN HAVE BEEN PUT TO MILITARY APPLICATION, AND DESCRIBE ANY MILITARY USE OF WHICH YOU ARE AWARE. ADVISE US WHETHER THE REPORT THAT YOU WILL SEVER CONNECTIONS WITH IRAN IS CORRECT. ADVISE US ALSO OF THE TERMS AND TIMING OF ANY PLANNED EXIT FROM ACTIVITIES IN, AND OTHER CONTACTS WITH, IRAN.

SIGNIFICANT SUBSIDIARY

         Notwithstanding the inclusion of Foster Wheeler Adibi Engineering ("FWAE") on Exhibit 21 to our Annual Report, we advise the Staff that FWAE is not a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X. FWAE is dormant and has been dormant since approximately 1979. In 2005 and to date in 2006, FWAE

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June 27, 2006


conducted no activity and generated no income. Our investment in FWAE was never more than de minimis and was written off over ten years ago.

         FWAE was listed on the exhibit because of an abundance of caution. We included virtually every one of our subsidiaries on the exhibit. In the future, we intend to exclude this subsidiary, as well as other insignificant subsidiaries, from any listing of significant subsidiaries.

NEWS REPORTS IN RESPECT OF UK SUBSIDIARY

         BACKGROUND

         Neither Foster Wheeler nor any of its U.S. subsidiaries has conducted business with any country that is the subject of a U.S. embargo, including Iran. Prior to January 2005, however, Foster Wheeler's non-U.S. subsidiaries were permitted (in accordance with applicable U.S. law) to conduct business with certain of these countries, provided that there was no involvement by any directors or employees of Foster Wheeler Ltd. or its U.S. subsidiaries, and no connection to any U.S. persons or U.S. territories.

         In January 2005, Foster Wheeler modified its approach, and adopted a Policy Directive that precludes all Foster Wheeler subsidiaries worldwide from engaging in new business with countries such as Iran that are embargoed or otherwise heavily sanctioned by the United States. This Policy Directive also requires as a general matter that existing activities in these countries be terminated as soon as is feasible. Recognizing that there may be legal, financial or other risks to the immediate termination of all existing work, the Policy Directive permits non-U.S. subsidiaries to complete then-existing projects, provided there is no nexus to the United States or involvement of U.S. persons. Pursuant to Foster Wheeler's Policy Directive, existing contracts are not to be renewed or extended absent overriding legal, financial or other risks.

         As a consequence, no Foster Wheeler subsidiaries, whether U.S. or non-U.S., are permitted to bid on or participate in new projects in Iran. Consistent with the foregoing, Foster Wheeler Energy Limited, a U.K. subsidiary, withdrew at the end of 2004 from an international consortium that had been, as reported in the press, pursuing the South Pars 15-16 project in Iran.

         SHAREHOLDER PROPOSAL AND ITS SUBSEQUENT WITHDRAWAL

         In late 2005, the New York City Comptroller asked Foster Wheeler to consider a shareholders' proposal to establish a committee of Foster Wheeler's Board of Directors "to review Foster Wheeler's operations in Iran with particular reference to potential financial and reputational risks posed by such operations to [Foster Wheeler]." Foster Wheeler responded by informing the Comptroller that:

         "It is Foster Wheeler's corporate policy, effective January, 2005, that its non-U.S. subsidiaries will not engage in any new business with countries that are embargoed or otherwise heavily sanctioned by the United States. Iran is

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June 27, 2006


         identified in our policy as one such country. As you know, it has always been our policy to comply with the U.S. laws that preclude U.S. persons from engaging in business with embargoed countries.

         With respect to any business which was already underway by non-U.S. subsidiaries in embargoed countries prior to January 2005, the policy provides that all such activities in these countries must be terminated as soon as reasonably possible."

         Upon receipt of the above-described letter, the New York City Comptroller withdrew its proposal. I note that, as indicated above, Foster Wheeler had determined to sever connections with Iran pursuant to our January 2005 Policy Directive prior to receiving the shareholder proposal from the New York City Comptroller.

EXTENT AND NATURE OF CONTACTS WITH IRAN

         As indicated above, since January 2005, all Foster Wheeler subsidiaries worldwide have been precluded from engaging in new business with Iran and have been directed to wind down existing projects as soon as reasonably possible.

         Foster Wheeler's worldwide revenues from Iranian contracts for 2005 were less than 1% of its consolidated total revenues, and, in 2006, its revenues from Iranian contracts are projected to approximate 0.1% of its consolidated revenues. The relatively minor ongoing work on Iranian projects by our non-U.S. subsidiaries consists of the supply of engineering services for the Iranian oil refining industry, and the supply of engineering services and equipment for the Iranian non-nuclear power generation industry. None of this work involves Foster Wheeler, any of its U.S. subsidiaries or any of its U.S. employees.

EXTENT OF MILITARY APPLICATION

         None of the products or services provided by any Foster Wheeler subsidiaries were designed or intended for military application, and Foster Wheeler has no knowledge of any of these products or services being put to military application.

SEVERANCE OF CONNECTIONS TO IRAN

         Consistent with our January 2005 Policy Directive, Foster Wheeler companies worldwide have severed connections with Iran, subject to our non-U.S. subsidiaries completing or winding down remaining activities associated with projects that were in process at the time the Policy Directive was issued.

TERMS AND CONDITIONS OF ANY EXIT FROM IRAN

         In January 2005, our non-U.S. subsidiaries were directed not to seek any new business in Iran and to terminate all existing activities in Iran as soon as feasible. Our non-U.S. subsidiaries had Iran-related projects and obligations in process at the time the Policy Directive was issued, which is why Foster Wheeler continues to record some (albeit nominal) revenue on a consolidated basis from activities in Iran (as discussed above).

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June 27, 2006


         2. DISCUSS FOR US THE MATERIALITY TO YOU OF YOUR CONTACTS WITH IRAN, AND WHETHER THOSE CONTACTS CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. IN PREPARING YOUR RESPONSE PLEASE CONSIDER THAT EVALUATIONS OF MATERIALITY SHOULD NOT BE BASED SOLELY ON QUANTITATIVE FACTORS, BUT SHOULD INCLUDE CONSIDERATION OF ALL FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE. IN THIS REGARD, WE NOTE, IN ADDITION TO THE ACTIONS OF THE NEW YORK CITY PENSION FUNDS, THAT ARIZONA AND LOUISIANA HAVE ADOPTED LEGISLATION REQUIRING THEIR STATE RETIREMENT SYSTEMS TO PREPARE REPORTS REGARDING STATE PENSION FUND ASSETS INVESTED IN, AND/OR PERMITTING DIVESTMENT OF STATE PENSION FUND ASSETS FROM, COMPANIES THAT DO BUSINESS WITH COUNTRIES IDENTIFIED AS STATE SPONSORS OF TERRORISM. WE NOTE ALSO THAT THE PENNSYLVANIA LEGISLATURE HAS ADOPTED A RESOLUTION DIRECTING ITS LEGISLATIVE BUDGET AND FINANCE COMMITTEE TO REPORT ANNUALLY TO THE GENERAL ASSEMBLY REGARDING STATE FUNDS INVESTED IN COMPANIES THAT HAVE TIES TO TERRORIST-SPONSORING COUNTRIES. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS THE POTENTIAL IMPACT OF THE INVESTOR SENTIMENT EVIDENCED BY THESE ACTIONS DIRECTED TOWARD COMPANIES THAT OPERATE IN IRAN.

ASSESSMENT OF MATERIALITY

         Based on the foregoing, we confirm to you that we do not believe that our subsidiaries' contacts with Iran constitute a material investment risk for our security holders. We reach this conclusion based in part upon the very minimal (and declining) business our non-U.S. subsidiaries still have with Iran and our assessment of shareholder sentiment as evidenced in part by our above-described communications with the New York City Comptroller.

ADDITIONAL REPRESENTATIONS

         As requested, on behalf of Foster Wheeler, I acknowledge the following

         o Foster Wheeler is responsible for the adequacy and accuracy of the disclosure in its Annual Report;

         o comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Annual Report; and

         o Foster Wheeler may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * *


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June 27, 2006



         I trust the foregoing is responsive to the questions posed in your Letter and am available to discuss these matters with you at your convenience.

                                            Very truly yours,


                                            /s/ Peter J. Ganz
                                            ---------------------------------
                                            Peter J. Ganz
                                            Executive Vice President, General
                                            Counsel and Secretary





cc:   Pamela Long (Division of Corporation Finance)
      Jack Guggenheim (Office of Global Security Risk)
      Mark S. Bergman (Paul, Weiss, Rifkind, Wharton & Garrison LLP)